Noble House Entertainment Inc.

FOR IMMEDIATE RELEASE

NOBLE HOUSE ANNOUNCES OPENING OF A REPRESENTATIVE OFFICE IN LONDON, UK

TORONTO, ON – June 26, 2006:  Noble House Film & Television Inc., a wholly owned subsidiary of Noble House Entertainment Inc. (OTCBB: NHSEF)  (“Noble House”) is pleased to announce opening of a representative office in London, UK.

The London office will facilitate international expansion of Noble House’s production and distribution activities.

The full address of the London representative office is as follows:

105 Park Street, London, W1K 7JD, UK

Tel: 00 44 207 646 6724

Mr. Gregg Goldstein, Noble House CEO commented;” We are very excited about this international expansion. It broadens our reach and allows us to interface with the production community in England and Europe. There are tremendous benefits in terms of co-production possibilities as well as serving to strengthen UK/European distribution network."

About Noble House

Noble House is a fully integrated entertainment company engaged in the development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming through its wholly owned subsidiary, Noble House Film and Television Inc.   The company website is www.nhentertainment.com.

For more information, please contact Jeffrey Robinson for investor relations or Lowell Conn for production and distribution at 416-203-2996 or visit www. nhentertainment.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.